                             COMPENSATION OF DIRECTORS

     Each non-employee director receives an annual director's fee of $15,000 (except for the Chairman who receives an annual fee of $25,000) and a fee of either $500 per day for attending, in person, meetings of the Board of Directors or committees of the Board of Directors, or $250 per day for participating in such meetings by telephone; and are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in such meetings. In addition, under the 1996 Plan, each non-employee director who was a director of the Company on December 4, 1995 was granted an option to purchase 25,000 shares of Common Stock. Messrs. Glenn and Carroll were each granted an option to purchase 25,000 shares of Common Stock on February 8, 1996 and June 27, 1996, respectively, at the time of their respective appointments to the Board of Directors. Such grants were approved by the stockholders of the Company in connection with stockholder approval of the 1996 Plan at the 1996 Annual Meeting of Stockholders in December 1996. Additionally, under the terms of the 1996 Plan, each director, other than a director first elected within twelve months prior to this Annual Meeting, will be granted an option to purchase 1,000 shares of Common Stock immediately following each Annual Stockholder Meeting, commencing with this Annual Meeting.

     Directors who are employees of the Company receive no additional compensation for their services as directors. However, such directors are reimbursed for their reasonable expenses incurred in connection with attendance at or participation in meetings of the Board of Directors or committees of the Board of Directors.

                           SECURITY OWNERSHIP OF CERTAIN
                          BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information with respect to the beneficial ownership, as of April 18, 1997, of the Common Stock by (i) any person known by the Company to beneficially own more than 5% of the outstanding Common Stock;
(ii) each director of the Company; (iii) the Company's Chief Executive Officer and each of the four most highly compensated executive officers (collectively, the "Named Officers") whose total salaries and bonuses exceeded $100,000 for services rendered to the Company during the last fiscal year; and (iv) all directors and executive officers of the Company as a group, including the Named Officers. All share and warrant amounts and related exercise prices have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock completed on March 27, 1995. On April 18, 1997, there were 5,872,537 shares of Common Stock issued and outstanding.

                                                NUMBER OF SHARES
                                                OF COMMON STOCK      PERCENTAGE
NAME OF BENEFICIAL OWNER                      BENEFICIALLY OWNED(1) OWNERSHIP(1)
------------------------                      --------------------- ------------

HP Partners L.P.(2)........................       2,201,600           32.5%
     c/o HP Management, Inc.
     444 Madison Avenue, 38th Floor
     New York, New York 10022

John Hancock Mutual Life...................            639,500        10.8%
     Insurance Company(2)
     John Hancock Place
     P.O. Box 111
     Boston, Massachusetts 02117

The Mutual Life Insurance Company...........           399,845        6.8%
     of New York(2)
     1740 Broadway
     New York, New York 10019

TJS Partners, L.P.(2)........................          399,000        6.8%
     52 Vanderbilt Avenue
     5th Floor
     New York, New York 10017

Stephen Feinberg.............................          389,000        6.6%
     950 Third Avenue, 20th Floor
     New York, New York 10022

Pierre Besuchet(3)(6)(7).....................          44,048         *

James L. Boehme(6)(7)........................          78,000         1.3%

Daniel T. Carroll(6)(7)......................          27,000         *

George V. Flagg(6)(7)........................          110,000        1.8%

Lawrence R. Glenn(6)(7)(8)...................          25,000         *

Mark S. Hauser(4)(6)(7)......................          2,241,600      34.0%

Laurence R. Irving(6)(7).....................          10,000         *

William P. Lyons(4)(6)(7)....................          2,305,600      34.7%

David Jan Mitchell(4)(6)(7)..................          2,259,600      34.2%

Edward L. Palmer(6)(7)(8)....................          26,464         *

Glenn C. Riker(5)............................          6,427          *

All directors and executive officers as a
  group (12 persons)(3)(4)(5)(6).............          2,735,539      38.9%

___________________

* Represents less than 1% of outstanding Common Stock.

(1) Each director and executive officer has sole voting and investment power with respect to the shares beneficially owned, except as otherwise noted in the footnotes to this table. For purposes of this table, a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock which such person has the right to acquire on or within 60 days of April 18,

     1997. For purposes of computing the percentage of outstanding Common Stock held by each person or group of persons named above, any shares which such person has the right to acquire on or within 60 days after April 18, 1997 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.


(2) With respect to warrants held by the Institutions, including John Hancock Mutual Life Insurance Company and The Mutual Life Insurance Company, such warrants have been adjusted (subject to notification of the Institutions) in accordance with the anti-dilution provisions contained therein to increase the number of shares purchasable and to reduce the exercise thereof. Includes shares issuable upon the exercise of warrants having a current exercise price of $10.17 per share, as follows: John Hancock Mutual Life Insurance Company and affiliates - 71,799; and The Mutual Life Insurance Company of New York and affiliates - 44,893. With respect to HP Partners L.P., includes 685,714 shares of Common Stock issuable upon the exercise of warrants having a current exercise price of $4.58 per share. The information in the foregoing table and in this note is based on the Company's records and on either a Schedule 13D or a Schedule 13G filed with the Securities and Exchange Commission by each of the following stockholders and dated as indicated: HP Partners L.P., dated January 20, 1995; John Hancock Mutual Life Insurance Company, dated January 16, 1996; The Mutual Life Insurance Company of New York, dated March 2, 1995; TJS Partners, L.P., dated June 17, 1996; and Stephen Feinberg, dated October 11, 1996. The Schedule 13D filed by TJS Partners, L.P. states that TJS Management, L.P., TJS Corporation and Thomas J. Salvatore may be deemed to own beneficially the shares owned beneficially by TJS Partners, L.P.

(3) Excludes vested options to purchase 17,884 shares of Common Stock granted to Mr. Besuchet under the Company's 1992 Directors' Option Plan (the "Directors Plan"). Grants of stock options are no longer permitted under the Directors Plan. Such options have a current exercise price of $13.97 per share; however, they become exercisable only if the price per share of the Common Stock on the Nasdaq National Market is not less than $24.45 for 30 consecutive trading days. Such condition had not been met as of April 18, 1997.

(4) Includes 1,515,886 shares of Common Stock and warrants to purchase 685,714 shares of Common Stock owned by HP Partners. Messrs. Hauser, Mitchell and Spier (a former director of the Company) are stockholders and directors of the general partner of HP Partners, and Messrs. Mitchell and Spier are also limited partners of HP Partners. Messrs. Hauser, Mitchell and Spier are also the sole stockholders of the special limited partner of HP Partners which is entitled to various rights relating to 285,714 of the partnership's warrants. Pursuant to HP Partners' partnership agreement, Mr. Lyons has an arrangement to participate in any economic benefit which Mr. Spier obtains as a result of Mr. Spier's shareholding interest in such general partner. See "Certain Transactions".

(5) Includes vested options granted under the Company's Amended and Restated Senior Executives' Option Plan (the "Executive Plan") to Mr. Riker to purchase 4,427 shares of Common Stock, at an exercise price of $7.28 per share. These options become exercisable only if the price per share of the Common Stock on the Nasdaq National Market is not less than $13.30 for 30 consecutive trading days. Such condition had been met as of April 18, 1997. Also includes vested options granted under the 1996 Plan to Mr. Riker to purchase 2,000 shares of Common Stock. Excludes options granted to Mr. Riker under the 1994 Plan and the 1996 Plan which have not yet vested to purchase 4,427 and 8,000 shares of Common Stock, respectively.

(6) Includes vested options granted under the 1996 Plan to each of Messrs. Besuchet, Carroll, Glenn, Hauser, Lyons, Mitchell, Palmer, Flagg, Boehme, Irving and Stern to purchase 25,000, 25,000, 25,000, 40,000 85,000, 55,000,
     25,000, 104,000, 78,000, 10,000 and 5,000 shares of Common Stock, respectively. Excludes options granted under the 1996 Plan which have not yet vested to each of Messrs. Flagg, Boehme, Irving and Stern to purchase 156,000, 117,000, 15,000, and 20,000 shares of Common Stock, respectively.

(7) The address of such stockholder is: c/o Holmes Protection Group, Inc., 440 Ninth Avenue, New York, New York 10001-1695.

                               EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth a summary of annual and long-term compensation earned by or paid to the Named Officers for services rendered to the Company during each of the last three fiscal years:

                              SUMMARY COMPENSATION TABLE

                                                                      Long-Term
                                                                     Compensation
                                            ANNUAL                      AWARDS
                                -----------------------     -----------------------------
                                                                               Securities
                                                             Other Annual    UNDERLYING OPTIONS/   All Other
                                       SALARY    BONUS       COMPENSATION         SARS           COMPENSATION
NAME AND PRINCIPAL POSITION      YEAR  ($)      ($)             ($)               (#)              ($)(1)
                                 ----  -----   -------          ---               ---              ------

George V. Flagg............      1994   $   --      --         $ --               --              $   --
President and                    1995       --      --           --               --                  --
Chief Executive Officer          1996   196,154     --        12,750           260,000(2)            4,763

James L. Boehme............       1994  $   --      --           --               --                   --
Executive Vice President -        1995      --      --  --                        --                   --
Sales and Marketing               1996  147,115     --        12,750          195,000(2)            4,748

Glenn C. Riker.............       1994   88,150  12,782       13,000            8,854(3)            3,209
Senior Vice President-            1995   91,260  20,716       13,000              --                3,476
Human Resources                   1996   93,445   9,125       13,000            10,000(3)           3,691

Lawrence R. Irving.........       1994      --      --           --        --      --
Vice President - Finance          1995      --      --           --        --      --
                                  1996   68,654  20,000       31,800    25,000(5)  --



(1) Represents matching contributions by the Company under the Company's 401(k) Plan. 20% of accrued matching contributions become vested on each of the second through sixth anniversaries of employment and are fully vested thereafter.

(2) Represents a grant of stock options made in January 1996 under the 1996 Plan, subject to approval, which was granted, of the 1996 Plan by stockholders of the Company at the 1996 Annual Meeting of Stockholders in December 1996.

(3) 1994 option grants replaced a like number of options previously granted under the Executive Plan to Mr. Riker in 1992.

(4) Represents a grant of stock options made in December 1995 under the 1996 Plan, subject to approval, which was granted, of the 1996 Plan by stockholders of the Company at the 1996 Annual Meeting of Stockholders in December 1996.

(5) Represents a grant of stock options made in May 1996 under the 1996 Plan, subject to approval, which was granted, of the 1996 Plan by stockholders of the Company at the 1996 Annual Meeting of Stockholders in December 1996.

     All information under "Executive Compensation" herein relating to stock options (except for those granted under the 1996 Plan) and related exercise and hurdle prices have been adjusted to give effect to the one-for-fourteen reverse stock split of the Common Stock effected on March 27, 1995.

     The following table contains information concerning the grant of stock options made to the Named Officers during the fiscal year ended December 31, 1996 under the Executive Plan or the 1996 Plan:

                        OPTION/SAR GRANTS IN LAST FISCAL YEAR



                                         Individual Grants

                                           Percent of                           Market
                         Number of          Total                               Price
                           Securities      Option/SARs                           on
NAME                     Underlying       Granted to     Exercise or Base       Grant
                        Optionals/SARs    Employees in          Price           Date
                          GRANTED (#)    FISCAL YEAR           ($/SH) (1)      ($/SH)


George V. Flagg.......    260,000           25.9%          $6.00-$10.00(3)       $6.00
James L. Boehme.......    195,000           19.5%          $6.00-$10.00(3)       $6.00
Glen C. Riker.........     10,000            1.0%              $12.00            $12.00
Lawrence R. Irving....     25,000            2.5%               $8.50             $8.50



                                                               Potential
                                                           Realizable Value
                                                              at Assumed
                                                                 Annual
                                                               Rates of
                                                              Stock Price
                                                           Appreciation for
                                                             Option Term(1)
NAME                       Expiration                         DATE 5%   10%

George V. Flagg.......       1/7/2006                      $962,893    $2,312,485
James L. Boehme.......       1/7/2006                      $722,170    $1,734,364
Glenn C. Riker........      11/4/2006                       $75,467      $191,249
Lawrence R. Irving....       5/5/2006                      $133,640      $338,670


(1) Once vested, all options which have been granted under the Executive Plan become exercisable only if the price per share of the Common Stock on the Nasdaq National Market is not less than $13.30 for 30 consecutive trading days. Such condition had been met as of April 18,

     1997. The 1996 Plan was approved by the Company's stockholders at the 1996 Annual Meeting of Stockholders in December 1996.

(2) Amounts indicated under the "Potential Realizable Value" columns above have been calculated by multiplying the market price on the date of grant by the annual appreciation rate shown (compounded for the term of the options), subtracting the exercise price per share and multiplying the gain per share by the number of shares covered by the options.

(3) Upon shareholder approval of the 1996 Plan at the 1996 Annual Meeting of Stockholders, one-fifth of the total number of options granted vested immediately at an exercise price of $6.00 per share. With respect to the remaining options, one-fifth of the total number of options granted will vest on each January 2nd of the years 1997 through 2000 at an exercise price at each of said dates which is $1.00 greater than the prior year's exercise price (i.e., $7.00 on January 2, 1997, $8.00 on January 2, 1998, $9.00 on January 2, 1999 and $10.00 on
     January  2, 2000).

     Except as disclosed above, no other grants of stock options were made in the fiscal year ended December 31, 1996 to any of the Named Officers. No stock options were exercised by any of the Named Officers during the fiscal year ended December 31, 1996.

                 AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                        AND FISCAL YEAR-END OPTION/SAR VALUES


                                                               Value of
                                                              Unexercised
                            Number of Securities             In-the-Money
                            Underlying Unexercised           Options/SARs
                                Options/SARs                  at Fiscal
                           at Fiscal Year-End (#)            Year-End ($)
NAME                       EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE

George V. Flagg.........       52,000/208,000 (2)        $442,000/$1,248,000
James L. Boehme.........       39,000/156,000 (2)         $331,500/$936,000
Glenn C. Riker..........      6,427/12,427 (1)(2)           $5,000/$20,000
Lawrence R. Irving......         5,000/20,000 (2)          $30,000/$120,000

(1)  Options were granted pursuant to the Executive Plan.

(2)  Options were granted pursuant to the 1996 Plan.

                   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In 1994, Mr. William Spier, a former director of the Company who resigned on September 30, 1996, entered into an agreement with PremiTech Corporation ("PremiTech"), which is a limited partner of HP Partners, to acquire PremiTech's limited partnership interest for approximately $2,000,000, at the option of PremiTech, in the event that PremiTech did not enter into an agreement for the provision of information technology services to the Company. Such information technology agreement was subsequently executed on April 4, 1995, thereby terminating PremiTech's option to sell its interest in HP Partners to Mr. Spier.

     Pursuant to HP Partners' partnership agreement, Mr. Lyons has an arrangement to participate in any economic benefit which Mr. Spier obtains as a result of Mr. Spier's shareholding interest in such general partner.

     On December 5, 1995, each of Messrs. Hauser, Lyons, Mitchell and Spier were granted options under the 1996 Plan, subject to stockholder approval of the 1996 Plan, to purchase 15,000, 60,000, 30,000 and 15,000 shares of Common Stock, respectively, at an exercise price of $5.56 per share. Such grants were made in recognition of the extraordinary services that each of these individuals provided to the Company in connection with the management transition and reorganization that occurred during 1995. The 1996 Plan was approved by stockholders in December 1996 at the Company's 1996 Annual Meeting of Stockholders.

                               EMPLOYMENT AGREEMENTS

     Mr. Flagg is employed by the Company pursuant to an employment agreement dated January 8, 1996, which expires on December 31, 1996, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Flagg's employment agreement provides for an annual base salary of no less than $200,000. Mr. Boehme is employed by the Company pursuant to an employment agreement dated January 8, 1996, which expires on December 31, 1996, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Boehme's employment agreement provides for an annual base salary of no less than $150,000. Mr. Irving is employed by the Company pursuant to an employment agreement dated May 13, 1996, which expires on December 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Irving's employment agreement provides for an annual base salary of no less than $105,000. Mr. Stern is employed by the Company pursuant to an employment agreement dated as of December 2, 1996, which expires on December 31, 1998, but continues year-to-year thereafter unless terminated in accordance with its terms. Mr. Stern's employment agreement provides for an annual base salary of no less than $140,000. The salaries provided under all of these employment agreements may be increased at the discretion of the Board of Directors or the Compensation Committee thereof. Under the terms of Messrs. Flagg's, Boehme's, Irving's and Stern's respective employment agreements, options were granted to purchase shares of Common Stock under the 1996 Plan (260,000 shares in the case of Mr. Flagg, 195,000 shares in the case of Mr. Boehme and 25,000 shares each in the case of Messrs. Irving and Stern). Messrs. Flagg, Boehme, Irving and Stern are also provided with certain other benefits and perquisites pursuant to their respective employment agreements. Upon termination of employment with the Company, Messrs. Flagg, Boehme, Irving and Stern are each subject to a non-compete period of six months.

     In accordance with Messrs. Flagg's, Boehme's, Irving's and Stern's respective employment agreements, upon a termination of employment by the Company for reasons other than (i) "Cause," (ii) "Disability" (each as defined in such employment agreements), or (iii) death, or adjudicated incompetency, the Company will be obligated to pay to each of Messrs. Flagg, Boehme, Irving and Stern the greater of 12 months' base salary or base salary for the balance of the remaining term of the respective employment agreement, and to maintain certain benefits. Upon termination of employment by the Company within 12 months of a "Change-of-Control Event" (as defined below), Messrs. Flagg, Boehme, Irving and Stern shall each be entitled to receive their respective base salaries and certain other benefits for an additional period of 12 months. As defined in Messrs. Flagg's, Boehme's, Irving's and Stern's respective employment agreements, a "Change-of-Control Event" means the consummation of (i) a proxy contest for control of the Board of Directors resulting in the person or entity or group of affiliated persons or entities (collectively, a "Control Group") initiating such proxy contest electing a majority of the members of the Board of Directors;
(ii) the purchase by a Control Group of the Common Stock or other securities of the Company which, when aggregated with any other securities of the Company then held by such Control Group, gives such Control Group "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act) of securities representing more than 50% of the combined voting power of the Company; or (iii) any such transaction that the Board of Directors shall have favorably recommended to stockholders of the Company at any time prior to its consummation, and such recommendation shall not have been withdrawn.

     Mr. Riker was employed by the Company pursuant to an employment agreement dated October 12, 1994, which expired on December 31, 1996, and which provided for an annual base salary of $91,260. The Company and Mr. Riker have agreed to enter into a new employment agreement on terms substantially similar to those set forth in the employment agreements of Messrs. Flagg, Boehme, Irving and Stern. It is anticipated that Mr. Riker's employment agreement will provide for an annual base salary of no less than $100,000.

     Upon the occurrence of a "Change-of-Control Event," the Company's maximum aggregate salary payment obligation would be $1,435,000. Such amount is calculated by combining the 1997 base salaries of each of Messrs. Flagg, Boehme, Irving, Stern and Mr. Riker (assuming a new employment agreement is entered into) for a period of 24 months.

                   COMPENSATION COMMITTEE REPORT TO STOCKHOLDERS

     The Compensation Committee establishes compensation policies and practices for the Company, outlines objectives for the Company's executive officers and sets the compensation of the executive officers, certain highly compensated employees and the Board of Directors. Additionally, the Compensation Committee is charged with the administration of the Company's employee benefit plans, including stock option plans.

General Policies Regarding Compensation of Executive Officers

     The Company's executive compensation policies are designed to attract and retain superior management and professional talent, to motivate those individuals to maximize shareholder value, and to reward those individuals with increases in base salary, bonuses when performance objectives are achieved, and appropriate stock options. Together these components link each executive's compensation directly to individual and Company performance. The initial base salary and terms of bonuses for certain executive officers are contained in the employment agreements described under the caption "Employment Agreements".

     Salary. Individual base salaries reflect the level of responsibility, the experience and training required, and the executive's ability to contribute to the Company's success. Salaries are reviewed at least annually and are increased on the recommendation of the Chief Executive Officer to the Compensation Committee, which is empowered to take final action. The base salaries specified in each executive's employment agreement may from time to time be adjusted, subject to the minimum salary levels specified therein.

     Bonuses. In 1996, the Company established the 1996 Incentive Compensation Plan (the "Incentive Plan") which is designed to reward executive officers and certain other employees for exceptional performance. The actual awards under the Incentive Plan are recommended by a senior management committee, including the Chief Executive Officer, and approved by the Compensation Committee. The bonus opportunity for eligible participants is based on their level of responsibility, their performance and the performance by the Company. Bonus awards for eligible participants range from 15% to 50% of their base salaries. In fiscal year ended December 31, 1996, actual awards granted to the Named Officers under the Incentive Plan ranged from 0% to 19% of the base salary.

     In addition to bonus payments under the Incentive Plan, the Chief Executive Officer may from time to time recommend, subject to the Compensation Committee's approval, additional discretionary bonus payments to certain executive officers based on exceptional individual performance and unique contributions to the Company.

     Stock Options. The Compensation Committee believes that continued use of stock options is an effective mechanism for long-term incentive compensation of executive officers and certain other employees. Such compensation, the Compensation Committee believes, effectively links the actions of these officers and employees to the interests of stockholders and is critical to the Company's remaining competitive in its compensation practices. Accordingly, the Company adopted the 1996 Plan described herein. As a result of stockholder approval of the 1996 Plan in December 1996, no further grants will be made under the Executive Plan.

     Compensation Limitations. In 1993, the Internal Revenue Code was amended to limit the deductibility of compensation paid to certain executives in excess of $1 million. Compensation not subject to the limitation includes certain compensation payable solely because an executive attains performance goals. The Company's compensation deduction for a particular executive's total compensation, including compensation realized from the exercise of stock options, will be limited to $1 million. The Compensation Committee believes that the compensation paid by the Company in the fiscal year ended December 31, 1996 will not result in any material loss of tax deductions for the Company.

Compensation of the Chief Executive Officer

     Mr. Flagg's annual base salary of $200,000 for the fiscal year ended December 31, 1996 was determined by the terms of his employment agreement, dated January 8, 1996. The Compensation Committee believes that the compensation earned by Mr. Flagg in 1996 pursuant to his employment agreement was appropriate in light of Mr. Flagg's substantial contribution to improving the efficiency of the Company's operations and his efforts toward positioning the Company's business for future growth. Among other things, Mr. Flagg's contribution and efforts were instrumental in effecting an over 10% reduction in selling, general and administration expenses of the Company in 1996 as compared to 1995, securing a new, two-year, $25 million credit facility for the Company, initiating and implementing a strategic acquisition strategy, enhancing and expanding the Company's national accounts program and promoting and executing the Company's public offering of Common Stock in September 1996.

Members of the Compensation Committee

Pierre Besuchet
Daniel T. Carroll (Chairman)
David J. Mitchell

Edward L. Palmer


                                          11